As filed with the Securities and Exchange Commission on March 3, 2009

Registration No. 333-155577

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Post Effective Amendment No. 1
to
FORM S-8
REGISTRATION STATEMENT UNDER
THE SECURITIES ACT OF 1933
Arbitron Inc.
(Exact Name of Registrant as Specified in Its Charter)

Delaware	52-0278528
(State or Other Jurisdiction of Incorporation or Organization)	(I.R.S. Employer Identification No.)

9705 Patuxent Woods Drive Columbia, MD	21046
(Address of Principal Executive Offices)	(Zip Code)
ARBITRON INC. 2008 EQUITY COMPENSATION PLAN
(as amended and restated as of May 13, 2008)
(Full Title of the Plan)
Timothy T. Smith, Esq.
Executive Vice President and Chief Legal Officer, Legal and Business Affairs, and Secretary
Arbitron Inc.
9705 Patuxent Woods Drive
Columbia, MD 21046
(Name and Address of Agent for Service)
(410) 312-8000
(Telephone Number, Including Area Code, of Agent for Service)
Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of “large accelerated filer,” “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☑	Accelerated filer ☐	Non-accelerated filer ☐	Smaller reporting company ☐
(Do not check if a smaller reporting company)

EXPLANATORY NOTE
This Post-Effective Amendment No. 1 to the Registration Statement on Form S-8 of Arbitron, Inc. is being filed pursuant to Rule 462(d) under the Securities Act of 1933, as amended, solely in order to file revised Exhibits 3.5 and 23.2.
PART II
INFORMATION REQUIRED IN THE REGISTRATION STATEMENT
     Item 8. Exhibits.
The Exhibits to this registration statement are listed in the Index to Exhibits.

SIGNATURES
     Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-8 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in New York, New York, on this 3 day of March, 2009.

ARBITRON INC. a Delaware corporation
By:	/s/ Michael P. Skarzynski
Michael P. Skarzynski
Chairman, President, and Chief Executive Officer

     Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

Signature		Title	Date

/s/ Michael P. Skarzynski		President, and Chief Executive Officer	March 3, 2009

Michael P. Skarzynski		(Principal executive officer)

/s/ Sean R. Creamer		Executive Vice President of Finance and	March 3, 2009

Sean R. Creamer		Planning and Chief Financial Officer (Principal financial and accounting officer)

*

Shellye Archambeau		Director	March 3, 2009

*

David W. Devonshire		Director	March 3, 2009

*

Philip Guarascio		Director	March 3, 2009

*

William T. Kerr		Director	March 3, 2009

*

Larry E. Kittelberger		Director	March 3, 2009

*

Stephen B. Morris		Director	March 3, 2009

*

Luis G. Nogales		Director	March 3, 2009

*

Richard A. Post		Director	March 3, 2009

By:	/s/ Timothy T. Smith Timothy T. Smith As Attorney-in-fact (see Exhibit 24.1)		March 3, 2009

INDEX TO EXHIBITS

Number	Description

3.1**	Restated Certificate of Incorporation of Arbitron Inc. (formerly known as Ceridian Corporation) (Filed as Exhibit 4.01 to Ceridian’s Registration Statement on Form S-8 (File No. 33-54379) and incorporated herein by reference).

3.2**	Certificate of Amendment of Restated Certificate of Incorporation of Arbitron Inc. (formerly known as Ceridian Corporation) (Filed as Exhibit 3 to Ceridian’s Quarterly Report on Form 10-Q for the quarter ended June 30, 1996 and incorporated herein by reference).

3.3**	Certificate of Amendment of Restated Certificate of Incorporation of Arbitron Inc. (formerly known as Ceridian Corporation) (Filed as Exhibit 3.01 to Ceridian’s Quarterly Report on Form 10-Q for the quarter ended June 30, 1999 and incorporated herein by reference).

3.4**	Certificate of Amendment to Restated Certificate of Incorporation of Arbitron Inc. (formerly known as Ceridian Corporation) (Filed as Exhibit 3.4 to Arbitron’s Annual Report on Form 10-K for the year ended December 31, 2000 and incorporated herein by reference).

3.5*	Second Amended and Restated Bylaws of Arbitron Inc., effective as of February 25, 2009 (Filed as Exhibit 3.5 to Arbitron’s Annual Report on Form 10-K for the year ended December 31, 2008 and incorporated herein by reference).

4.1**	Specimen of Common Stock Certificate (Filed as Exhibit 4.1 to Arbitron’s Annual Report on Form 10-K for the year ended December 31, 2000 and incorporated herein by reference).

4.2**	Rights Agreement, dated as of November 21, 2002, between Arbitron and The Bank of New York, as Rights Agent, which includes the form of Certificate of Designation of the Series B Junior Participating Preferred Stock as Exhibit A, the Summary of Rights to Purchase Series B Junior Participating Preferred Shares as Exhibit B and the Form of Rights Certificate as Exhibit C (Filed as Exhibit 99.1 to Arbitron’s Form 8-K, filed November 21, 2002 and incorporated herein by reference).

4.3**	Amendment No. 1 to Rights Agreement, dated as of January 31, 2007, between Arbitron and The Bank of New York, as Rights Agent (Filed as Exhibit 4.3 to Arbitron’s Annual Report on Form 10-K for the year ended December 31, 2006 and incorporated herein by reference).

5.1**	Opinion of Timothy T. Smith, Executive Vice President and Chief Legal Officer, Legal and Business Affairs, and Secretary of the Registrant regarding the legality of the securities being registered

10.1**	Arbitron 2008 Equity Compensation Plan

23.1**	Consent of Timothy T. Smith (included in Exhibit 5.1)

23.2*	Consent of KPMG LLP

24.1**	Powers of attorney

*	Filed Herewith

**	Previously Filed